Exhibit 99.3

NICE CXone Named Leader in Frost and Sullivan’s 2022 North American Enterprise
Cloud Contact Center Report

NICE’s broad portfolio and commitment to innovation shine in Frost & Sullivan analysis on Growth and Innovation

Hoboken, N.J., February 16, 2023 – NICE (Nasdaq: NICE) today was announced as a leader in growth performance and commitment to innovation in Frost & Sullivan’s Frost Radar North American Enterprise Cloud Contact Center Market for 2022. NICE boasts one of the broadest portfolios in the industry with significant resources in the development of process automation, infusion of intelligence across the NICE CXone platform, workforce optimization (WFO) and analytics, investment in AI technologies, and digital and self-service solutions.

NICE is committed to increasing capabilities by completely redesigning agent tools and enhancing the use of AI across the CXone platform. Enlighten AI is modelled from one of the world’s largest labelled CX data sets to analyze billions of interactions per year, leveraging all chats, calls, emails, and social media interactions. This holistic view of CX allows for more partner enablement and training used to improve customer interactions and agent awareness of cross-selling portfolio capabilities, including gamification and robotic process automation. Enlighten XO provides the ability to uncover customer’s intents and optimizing workflows for operational efficiencies. This specialized AI model discovers opportunities for automation from a company’s existing data set to enable them to build smarter and faster digital self-service. NICE’s completely redesigned agent desktop, CXone Agent provides a unified view of content and real-time customer sentiment, offering a comprehensive view on all agent aspects.

“We are excited to be named a leader in growth and innovation by Frost and Sullivan,” said Barry Cooper, President, CX Division, NICE. “As we help brands master CXi (customer experience interactions) in the new digital era, we remain committed to improving our data driven capabilities to deliver seamless CX. We will continue to focus on innovation and be a leader as the world continues to shift to digital and the cloud.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.